EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM
TSX-V: ASM
FSE: GV6
September 9th, 2013

AVINO AUGUST PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) is pleased to announce the August 2013 production results from its San Gonzalo mine and Historic Avino Mine surface stockpile operations located on the Avino property near Durango, Mexico.

August production from the San Gonzalo Mine and Avino Mine surface stockpiles are presented below along with a comparison with July output from both areas:

	Days of Operation	Total Mill Feed (metric tonnes)	Feed Grade Silver (g/t)	Feed Grade Gold (g/t)	Recovery Silver (%)	Recovery Gold (%)	Total Silver Produced (oz) Calculated	Total Gold Produced (oz) Calculated	Total August Silver Eq. Produced (oz) Calculated	Total July Silver Eq. Produced (oz) Calculated	% Change	YTD Silver Eq. Produced Calculated
San Gonzalo (Circuit 1)	30	6,678	283	1.51	85	75	51,505	242	67,208	60,903	10.3	499,785
Historic Above Ground Stock Piles (Circuit 2)	28	5,774	78	0.63	63	51	9,151	59	13,016	16,665	(21)	67,520
		12,452					60,656	301	80,224	77,568	3.42	567,305

Silver equivalent was calculated using a 65:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

We are pleased to see another month of consistent production with grades and recoveries as anticipated. In August, we saw output increase significantly at San Gonzalo as we begin to process higher grade material from level 5. These recent production numbers coupled with our very encouraging Q2 financial data present a promising picture for Q3 as metal markets continue to rebound from their lows in June.

– David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

San Gonzalo

Production numbers from July and August 2013 at San Gonzalo, as well as 2013 yearly totals are reported as follows:

	July-13	Aug-13	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,372	6,678	4.8	52,760
Average Daily Throughput (tpd)	212	223	5.2	225
Days of Operation	30	30	0	234
Feed Grade Silver (g/t)	285	283	(0.7)	292
Feed Grade Gold (g/t)	1.31	1.51	15.3	1.29
Bulk Concentrate (dry tonnes)	207	200	(3.4)	1,612
Bulk Concentrate Grade Silver (kg/t)	7.25	7.99	10.2	7.88
Bulk Concentrate Grade Gold (g/t)	29.6	37.5	26.7	30.6
Recovery Silver (%)	82	85	3.7	82
Recovery Gold (%)	73	75	2.7	72
Mill Availability (%)	91.8	96.0	4.6	95.4
Total Silver Produced (kg)	1,497	1,602	7.0	12,695
Total Gold Produced (g)	6,111	7,514	23.0	49,350
Total Silver Produced (oz) calculated	48,131	51,505	7.0	408,139
Total Gold Produced (oz) calculated	196	242	23.0	1,587
Total Silver Equivalent Produced (oz)	60,903	67,208	10.4	499,785

Silver equivalent for January through June was calculated using a 55:1 ratio for silver to gold, for the months of July and August a 65:1 ratio was used. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

August Highlights

•	Tonnage processed in August improved over July due to the better plant availability of 96%.
•	Silver and gold recoveries were slightly better than those of July as some feed from the higher grade 5th level was processed along with material from level 4 during the month.
•	Gold feed grade was also higher due to material from the 5th level.
•	The higher gold feed grade and recovery resulted in an increase of 23% over July gold production.
•	There was also a 7% increase in silver production due to the same factors.

Circuit 2 – Avino Mine Stock Piles

Production numbers from Circuit 2 during April through August are presented below as well as yearly totals:

	April 2013	May 2013	June 2013	July 2013	August 2013	% Change	YTD 2013
Total mill feed – (dry tonnes)	4,040	5,917	6,324	5,922	5,774	(2.5)	27,976
Days of Operation	19	30	29	30	28	(6.7)	136
Feed grade Silver - g/t	73	84	78	89	78	(12.4)	81
Feed grade Gold - g/t	0.79	0.70	0.84	0.83	0.63	(24.1)	0.76
Bulk concentrate – (dry tonnes)	49.84	66.05	84.42	80.52	48.53	(39.7)	329
Bulk Concentrate Grade Silver (kg/t)	3.977	4.833	3.509	4.310	5.865	36.1	4.388
Bulk Concentrate Grade Gold (g/t)	35.30	32.19	32.20	32.74	38.11	16.4	33.67
Recovery Silver (%)	67	64	60	66	63	(4.5)	64
Recovery Gold (%)	55	51	51	54	51	(5.6)	52
Mill availability (%)	63	83	96	87	84	(3.4)	88
Total Silver Produced (oz) calculated	6,373	10,264	9,525	11,156	9,151	(18.0)	46,470
Total Gold Produced (oz) calculated	57	68	87	85	59	(30.6)	356
Total Silver Eq. Produced (oz) calculated	9,484	14,023	14,332	16,665	13,016	(21.9)	67,520

Silver equivalent for April through June was calculated using a 55:1 ratio for silver to gold, for the months of July and August a 65:1 ratio was used. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

August Highlights

•	Two operating days were lost due to problems caused by the fuel pump within the diesel generator servicing circuit 2.
•	As a result of the down days, tonnage processed was lower than in July.
•	In addition the feed grades of silver and gold were also lower than those of July.
•	The lower tonnage combined with the lower grades resulted in lower silver and gold production for August.
•	Better grade control on the stockpiled material is required for improvement.

Quality Assurance/Quality Control

Mill assays are performed at the lab onsite at the mine. Check samples are verified by SGS laboratory Services in Durango, Mexico and more recently at Inspectorate Labs in Reno, Nevada. San Gonzalo concentrate shipments are assayed at AH Knight in Manzanillo, Mexico; Avino stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands.

Stock Option Grant

Avino has granted an aggregate of 400,000 incentive stock options under its stock option plan to its directors, officers, employees and consultants. The Options are exercisable for up to five years at a price of $1.62 per share, which is the last closing price of the Company's shares prior to the date of grant.

The stock options are not transferrable and will be subject to a four-month hold period from the date of grant and any applicable regulatory acceptance.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

Clarification

Due to mathematical error, the overall year to date silver equivalent production reported in our August 8, 2013 news release should instead have been listed as 487,082 ounces of silver equivalent.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while decreasing operating costs and improving efficiency;
2.	Increase mill throughput using the new circuit (“Circuit 2”) that went online in April 2013;
3.	Develop the Avino mine for commercial production commencing in 2014;
4.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
5.	Continue to explore regional targets on the property and consider acquisition opportunities.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.